New Nouveau Brunswick

Department of Finance and Treasury Board

Fiscal and Economic Update
First Quarter 2020–2021

Fiscal and Economic Update
First Quarter 2020–2021

Published by:
Department of Finance and Treasury Board
Government of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

August 2020

Translation:
Translation Bureau, Service New Brunswick

ISBN 978-1-4605-1913-4

Think Recycling!

2020–2021 Fiscal Update

Projections for the 2020–2021 fiscal year show a deficit of $304.9 million compared to the budgeted surplus of $92.4 million.

Revenue is projected to be $302.3 million lower than budget mainly due to anticipated impacts related to COVID-19. This is largely attributable to decreased projections for provincial taxes, agency revenues, sale of goods and services, and interest revenue.

Total expenses are projected to be higher than budget by $95.0 million, of which $47.8 million is offset by federal revenue. This is largely attributable to increased expenditures in response to the COVID-19 pandemic.

The net debt is projected to reach $14.1 billion, an increase of $397.6 million over budget.

TABLE 1
FIRST QUARTER FISCAL SUMMARY
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to June 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue	10,278.1	9,975.7	(302.3)	2,520.3	2,432.2	(88.1)
Expense	10,185.7	10,280.6	95.0	2,485.1	2,411.1	(74.0)
Surplus (Deficit)	**92.4**	**(304.9)**	**(397.3)**	**35.2**	**21.1**	**(14.1)**
Net Debt - End of Year	**(13,681.2)**	**(14,078.7)**	**(397.6)**	**(13,704.7)**	**(13,705.5)**	**(0.8)**

NOTICE TO READER:

The financial statements and forecasts have been compiled from information provided by management. Since a financial forecast is based on assumptions regarding future events, actual results will vary from the information presented. This financial information has not been subject to review or audit.

Numbers may not add due to rounding.

Revenue Outlook

Revenue is projected to be $302.3 million lower than budget. The major variances include:

- Harmonized Sales Tax revenue is down $95.0 million reflecting an anticipated lowering of the national revenue pool by the federal government.
- Corporate Income Tax revenue is down $58.9 million, reflecting expectations of a weakened projection of national corporate taxable income on which payments are based.
- Agency Revenues are down $54.2 million as a result of the anticipated impacts of suspending video lottery terminal and casino operations.
- Personal Income Tax revenue is down $40.0 million as a result of lower projected income growth for 2020, with losses in employment income partly offset by government transfers.
- Sale of Goods and Services is down $35.9 million mainly due to lower patient revenues from non-New Brunswick residents accessing health services, as well as lower than budgeted revenues from Service New Brunswick, the New Brunswick Community College and the Collège communautaire du Nouveau-Brunswick.
- Gasoline and Motive Fuels Tax revenue is down $18.0 million due to anticipated volume reductions.
- Carbon Emitting Products Tax revenue is down $12.0 million due to anticipated volume reductions.
- Sinking Fund Earnings are down $10.9 million due to lower than anticipated interest rates.
- Return on Investment is down $10.7 million mainly due to decreased revenue from student loan interest resulting from a six-month moratorium on student loan payments and a decrease in the interest rate.
- Special Operating Agencies revenue is down $9.8 million mainly due to lower than anticipated fees collected from Hopewell Rocks as well as project delays.
- Licences and Permits are down $5.7 million mainly due to the deferral of drivers' licences, motor vehicle inspections and vehicle registrations to July 31, 2020.
- Capital Revenue is down $4.9 million mainly due to scheduling delays on federal projects under the New Building Canada Fund, partially offset by increased revenue from land sales as well as a new federal agreement under the Climate Action Incentive Fund for School Energy Projects.
- Conditional Grants are up $47.8 million mainly due to additional federal funding in support of essential workers.

- Provincial Real Property Tax revenue is up $6.0 million due to proposed property tax reductions contained in the budget not proceeding.

Expense Outlook

Total expenses are projected to be over budget by $95.0 million. The major variances include the following:

- Education and Early Childhood Development is projecting a deficit of $55.3 million mainly due to incremental costs related to a safe return to school in the fall as well as COVID-related child care programs, partially offset by operational savings from spring school closures.

- Public Safety is over budget by $39.0 million due to COVID-19 response costs. This includes costs in Emergency Measures Organization for personal protective equipment for all of GNB and NB First Responders, and in Inspection and Enforcement Services for border security and enforcement.

- Health is $30.3 million over budget mainly due to incremental expenditures related to COVID-19, partially offset by program rollout delays.

- The Service of the Public Debt is $19.0 million higher than budget due to lower short-term interest earnings than anticipated at the time of the 2020–2021 Budget.

- Post-Secondary Education, Training and Labour is $18.6 million over budget mainly due to increased expenditures in the Employment Development program related to increased federal funding for essential workers. This is partially offset by savings under the Student Financial Services program as a result of federal COVID-19 changes and lower interest rates.

- Special Operating Agencies are under budget by $12.9 million mainly due to some projects not advancing as quickly as expected under the Building Canada Fund – Gas Tax Transfer, partially offset by other projects extending from 2019–2020 to 2020–2021 under the Canada – New Brunsick Clean Water and Wastewater Fund.

- Other Agencies are $28.3 million under budget mainly due to decreased activity associated with the Regional Health Authorities, and the New Brunswick Lotteries and Gaming Corporation.

- General Government is under budget by $30.8 million mainly due to lower than expected expenses associated with funding held centrally in Supplementary Funding Provision for unanticipated events, Gaming Revenue Sharing Agreements, and pensions.

First Quarter Actual Results

First quarter actuals show a surplus of $21.1 million compared to a quarterly budgeted surplus of $35.2 million.

- On a year-to-date actual basis, revenue is $88.1 million lower than the first quarter budget largely due to a $74.6 million decrease in Ordinary Account revenue which reflects shortfalls in Taxes resulting from the COVID-19 pandemic.
- The variances outlined in the Revenue Outlook section also apply to the first quarter results.
- Total actual expenses for the quarter are $74.0 million lower than the first quarter budget largely due to a $89.7 million decrease in Ordinary Account expenses. This is mainly due to reduced activities as a result of COVID-19 across various departmental programs in Health, Post-Secondary Education, Training and Labour, Education and Early Childhood Development and Other Agencies.
- The difference between the first quarter actual surplus and the projected deficit reflects factors including seasonal patterns for revenues and expenses as well as the timing of when revenue and expenses are recognized.

TABLE 2
PROVINCE OF NEW BRUNSWICK FISCAL UPDATE
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to June 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Revenue						
Ordinary Account	9,839.4	9,560.2	(279.1)	2,397.9	2,323.3	(74.6)
Capital Account	38.9	34.0	(4.9)	0.7	3.1	2.4
Special Purpose Account	91.6	93.9	2.3	14.6	7.5	(7.1)
Special Operating Agencies	97.1	87.3	(9.8)	54.3	48.4	(5.9)
Sinking Fund Earnings	211.2	200.3	(10.9)	52.8	49.9	(2.9)
Total Revenue	**10,278.1**	**9,975.7**	**(302.3)**	**2,520.3**	**2,432.2**	**(88.1)**
Expense						
Ordinary Account	9,342.2	9,450.1	107.9	2,305.3	2,215.6	(89.7)
Capital Account	124.1	122.7	(1.4)	23.4	26.6	3.2
Special Purpose Account	97.7	100.1	2.4	14.9	10.2	(4.7)
Special Operating Agencies	102.4	89.5	(12.9)	12.9	38.6	25.7
Amortization of Tangible Capital Assets	519.3	518.2	(1.1)	128.6	120.1	(8.5)
Total Expense	**10,185.7**	**10,280.6**	**95.0**	**2,485.1**	**2,411.1**	**(74.0)**
Surplus (Deficit)	**92.4**	**(304.9)**	**(397.3)**	**35.2**	**21.1**	**(14.1)**

TABLE 3
CHANGE IN NET DEBT
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to June 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Net Debt - Beginning of Year	**(13,810.5)**	**(13,810.5)**	-	**(13,810.5)**	**(13,810.5)**	-
Changes in Year						
Surplus (Deficit)	92.4	(304.9)	(397.3)	35.2	21.1	(14.1)
Investments in Tangible Capital Assets	(482.4)	(481.6)	0.9	(58.0)	(36.2)	21.8
Amortization of Tangible Capital Assets	519.3	518.2	(1.1)	128.6	120.1	(8.5)
(Increase) Decrease in Net Debt	**129.3**	**(268.3)**	**(397.6)**	**105.8**	**105.0**	**(0.8)**
Net Debt - End of Year	**(13,681.2)**	**(14,078.7)**	**(397.6)**	**(13,704.7)**	**(13,705.5)**	**(0.8)**

TABLE 4
ORDINARY ACCOUNT REVENUE BY SOURCE
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to June 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
Taxes						
Personal Income Tax	1,902.0	1,862.0	(40.0)	473.0	463.1	(9.9)
Corporate Income Tax	367.9	309.0	(58.9)	76.5	47.1	(29.4)
Metallic Minerals Tax	1.9	0.0	(1.9)	0.5	0.0	(0.5)
Provincial Real Property Tax	538.0	544.0	6.0	135.0	136.3	1.3
Harmonized Sales Tax net of credit	1,538.3	1,443.3	(95.0)	373.0	353.1	(19.9)
Gasoline and Motive Fuels Tax	206.0	188.0	(18.0)	48.5	37.4	(11.1)
Carbon Emitting Products Tax	129.0	117.0	(12.0)	30.0	25.0	(5.0)
Tobacco Tax	124.0	124.0	0.0	33.9	38.0	4.1
Pari-Mutuel Tax	0.5	0.4	(0.1)	0.1	0.0	(0.1)
Insurance Premium Tax	61.4	61.4	0.0	11.5	12.1	0.6
Real Property Transfer Tax	28.0	28.0	0.0	7.5	7.2	(0.3)
Financial Corporation Capital Tax	25.0	25.0	0.0	6.3	6.3	0.0
Cannabis Duty	7.0	7.0	0.0	1.7	1.0	(0.7)
Penalties and Interest	14.5	14.5	0.0	3.5	4.9	1.4
	4,943.5	4,723.6	(219.9)	1,201.0	1,131.5	(69.5)
Return on Investment	245.9	235.2	(10.7)	61.4	96.7	35.3
Licences and Permits	163.0	157.4	(5.7)	52.2	58.5	6.3
Sale of Goods and Services	475.3	439.3	(35.9)	116.5	118.2	1.7
Royalties	70.1	70.1	0.0	0.1	0.4	0.3
Agency Revenues	169.2	115.0	(54.2)	42.3	14.4	(27.9)
Fines and Penalties	6.6	6.6	0.0	1.6	1.7	0.1
Miscellaneous	75.5	75.1	(0.4)	17.1	17.3	0.2
Total - Own Source Revenue	**6,149.1**	**5,822.3**	**(326.9)**	**1,492.2**	**1,438.7**	**(53.5)**
Unconditional Grants – Canada						
Fiscal Equalization Payments	2,210.3	2,210.3	0.0	552.6	552.6	0.0
Canada Health Transfer	860.2	860.2	0.0	215.0	215.0	0.0
Canada Social Transfer	308.6	308.6	0.0	77.2	77.2	0.0
Other	1.9	1.9	0.0	0.5	0.5	0.0
	3,380.9	3,380.9	0.0	845.3	845.3	0.0
Conditional Grants – Canada	324.5	372.3	47.8	64.2	43.3	(20.9)
Total - Grants from Canada	**3,705.4**	**3,753.2**	**47.8**	**909.5**	**888.6**	**(20.9)**
Subtotal	**9,854.6**	**9,575.5**	**(279.1)**	**2,401.7**	**2,327.3**	**(74.4)**
Inter-account Transactions	(15.2)	(15.2)	(0.0)	(3.8)	(4.0)	(0.2)
Ordinary Account Revenue	**9,839.4**	**9,560.2**	**(279.1)**	**2,397.9**	**2,323.3**	**(74.6)**

TABLE 5
ORDINARY ACCOUNT EXPENSE
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to June 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
DEPARTMENT						
Agriculture, Aquaculture and Fisheries	40.2	40.2	0.0	5.4	5.2	(0.2)
Education and Early Childhood Development	1,351.3	1,406.6	55.3	314.5	308.4	(6.1)
Environment and Local Government	160.8	159.7	(1.1)	36.8	34.8	(2.0)
Executive Council Office	14.1	14.0	(0.0)	3.5	4.0	0.5
Finance and Treasury Board	27.6	27.5	(0.0)	6.8	6.1	(0.7)
General Government	980.7	949.9	(30.8)	227.4	207.3	(20.1)
Health	2,915.0	2,945.3	30.3	731.6	711.0	(20.6)
Justice and Office of the Attorney General	57.7	58.1	0.5	14.6	17.0	2.4
Legislative Assembly	31.8	28.8	(3.0)	8.0	5.8	(2.2)
Natural Resources and Energy Development	97.1	97.1	0.0	19.5	20.7	1.2
Office of the Premier	1.5	1.5	(0.0)	0.4	0.4	0.0
Opportunities New Brunswick	38.6	38.2	(0.5)	8.8	5.0	(3.8)
Other Agencies	417.3	389.0	(28.3)	107.4	82.7	(24.7)
Post-Secondary Education, Training and Labour	642.0	660.6	18.6	171.5	160.1	(11.4)
Public Safety	229.2	268.2	39.0	55.3	59.0	3.7
Regional Development Corporation	65.5	71.5	6.0	12.3	9.6	(2.7)
Service of the Public Debt	631.0	650.0	19.0	159.9	168.7	8.8
Social Development	1,289.1	1,289.1	0.0	333.2	323.5	(9.7)
Tourism, Heritage and Culture	54.4	58.9	4.6	23.9	18.1	(5.8)
Transportation and Infrastructure	321.3	324.5	3.2	69.8	73.8	4.0
Subtotal	**9,366.1**	**9,478.7**	**112.6**	**2,310.6**	**2,221.2**	**(89.4)**
Investment in Tangible Capital Assets	(7.3)	(10.1)	(2.8)	(1.2)	(1.1)	0.1
Inter-account Transactions	(16.6)	(18.5)	(1.9)	(4.1)	(4.5)	(0.4)
Ordinary Account Expense	**9,342.2**	**9,450.1**	**107.9**	**2,305.3**	**2,215.6**	**(89.7)**

TABLE 6
CAPITAL EXPENDITURES
($ Millions)

	2020–2021 Full Year to March 31, 2021			2020–2021 Year-to-date to June 30, 2020		
	Budget	Projection	Variance	Budget	Actual	Variance
DEPARTMENT						
Agriculture, Aquaculture and Fisheries.....	0.3	0.3	0.0	0.1	0.0	(0.1)
Education and Early Childhood Development........	0.4	0.4	0.0	0.0	0.1	0.1
Environment and Local Government.........	1.0	1.0	0.0	0.2	0.2	0.0
Health........	24.0	29.9	5.9	0.0	0.0	0.0
Natural Resources and Energy Development........	5.5	2.9	(2.6)	0.6	0.0	(0.6)
Post-Secondary Education, Training and Labour........	2.0	2.0	0.0	0.0	0.0	0.0
Regional Development Corporation..........	40.0	40.0	0.0	15.1	15.2	0.1
Social Development........	12.0	12.0	0.0	0.6	0.1	(0.5)
Tourism, Heritage and Culture........	10.1	10.1	0.0	3.3	1.3	(2.0)
Transportation and Infrastructure........	503.8	495.6	(8.2)	60.3	44.8	(15.5)
Subtotal........	**599.2**	**594.2**	**(5.0)**	**80.2**	**61.7**	**(18.5)**
Investment in Tangible Capital Assets.....	(475.1)	(471.5)	3.7	(56.8)	(35.1)	21.7
Capital Account Expense........	**124.1**	**122.7**	**(1.4)**	**23.4**	**26.6**	**3.2**

2020 Economic Update


NB Real GDP, 2020 (%)
Q1 Update
Budget 2020–2021
-6.0
-5.8
-5.7
-5.3
-4.3
-3.7
-3.3
-3.2
Average -4.7
CIBC
National Bank
Scotia Bank
Royal Bank
NB FTB
TD Bank
CBoC
BMO
Source: NB Finance and Treasury Board


NB Employment and Unemployment Rate
(Seasonally adjusted)
Employment
Unemployment rate
Source: Statistics Canada


NB Average weekly earnings
(Seasonally adjusted)
Source: Statistics Canada


NB Retail trade
(Seasonally adjusted)
Source: Statistics Canada

New Brunswick Economic Outlook

	Budget	Revised
Real GDP	1.2	-4.3
Nominal GDP	3.7	-3.0
Primary Household Income	3.3	1.5
Population	0.6	0.5
Labour Force	0.3	-1.5
Employment	0.3	-3.3
Unemployment Rate (%)	8.0	9.7
Consumer Price Index	1.9	0.7

Sources: Statistics Canada, NB Finance and Treasury Board
% change unless otherwise indicated

Based on data available as of August 7, 2020

- The International Monetary Fund (IMF) reported that global output is projected to contract by 4.9% in 2020 as the COVID-19 pandemic has had a more negative impact on activity in the first half of 2020 than anticipated.

- U.S. real Gross Domestic Product (GDP) declined by 32.9% in the second quarter on an annualized basis, with the IMF now projecting a decline of 8.0% in 2020.

- The Bank of Canada expects the Canadian economy to contract by 7.8%. However, the Bank also notes the high degree of uncertainty in its outlook.

- The Department of Finance and Treasury Board estimates that real GDP growth will be -4.3% for 2020. This compares to the average real GDP forecast among private sector forecasters of -4.7%.

- After hitting bottom in April, New Brunswick's economy is now entering a recovery period. However, the recovery will continue to be held back by restrictions that remain in place, elevated uncertainty due to a possible second wave of infections in the fall, the continued global spread of COVID-19, and subdued economic recovery among key trading partners.

- After adding a total of 37,200 jobs between May and July, New Brunswick's employment stood at 348,600 in July, up 11.9% compared to April. This increase brought employment in the province to 96.6% of its pre-COVID February level, the most complete recovery of all provinces to date. On a year-to-date basis, employment is down 3.9% compared to the first seven months of 2019.

- Supported by an increase in employment, the unemployment rate declined from 13.2% in April 2020 to 9.8% in July 2020, the lowest recorded among the Atlantic provinces and below the national rate of 10.9%. On a year-to-date basis, the unemployment rate was 10.5%, 2.0 percentage points higher compared to the same period in 2019.

- Despite job losses due to the COVID-19 pandemic, average weekly earnings continued to be strong, up 6.2% on a year-to-date basis. This reflects the temporary wage top-ups and fewer lower-income workers.

- Compared to April, retail sales in New Brunswick were up 20.5% in May, surpassing the $1.0 billion mark in sales. Despite the rebound, sales remain 9.7% below the level reported in February. On a year-to-date basis, retail sales are down 6.9% compared to the opening five months of 2019.

- Merchandise exports were up by 8.2% in June compared to May, with 7 of 12 categories reporting increases. Nonetheless, provincial domestic exports remain below pre-COVID levels, with export sales in June remaining 11.1% lower than February 2020. Exports are down 22.6% for the first six months of 2020 compared to the same period in 2019.

- Manufacturing sales edged up 2.1% in May compared to April, supported by increases in both durable and non-durable goods industries. However, compared to February 2020, manufacturing sales have not fully recovered, with sales in May remaining 30.7% lower than February sales. On a year-to-date basis, manufacturing sales in the province were down 18.2% for the first five months of the year compared to the same period in 2019.

- Consumer inflation in the province has averaged 0.5% for the first half of the year, with increases in food and shelter partially offset by lower prices in clothing and footwear and transportation.

TABLE 7
NEW BRUNSWICK ECONOMIC INDICATORS
(as of 7-Aug-2020)

	Year-to-date			Reference period
Indicators	**2019**	**2020**	**% Change**	**from January to:**
Labour force (x 1,000)	387.3	380.9	-1.7%	July
Employment (x 1,000)	354.4	340.7	-3.9%	July
Unemployment (x 1,000)	32.9	40.1	21.9%	July
Participation Rate (%)	61.5	59.9	...	July
Employment Rate (%)	56.3	53.6	...	July
Unemployment Rate (%)	8.5	10.5	...	July
Average weekly earnings ($)	932.03	990.09	6.2%	May
Retail trade ($M)	5,105.9	4,753.1	-6.9%	May
Consumer Price Index (2002=100)	135.7	136.4	0.5%	June
Housing starts (units)	987	940	-4.8%	June
Investment in residential building construction ($M)	345.6	246.1	-28.8%	May
Investment in non-residential building construction ($M)	369.1	326.3	-11.6%	May
Manufacturing sales ($M)	7,105.2	5,815.5	-18.2%	May
International exports ($M)	6,480.0	5,012.4	-22.6%	June

... Not applicable
Source: Statistics Canada